UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

REMARK MEDIA, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

40431N 10 4

(CUSIP Number)

Mark Finkelstein, Esq.

Blucora, Inc.

10900 NE 8th Street, Suite 800

Bellevue, WA 98004

(425) 201-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40431N 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). InfoSpace, LLC 91-2096717
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 263,772
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 263,772
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 263,772
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.89%*
14.	Type of Reporting Person OO

*	Percentage calculated based on the 13,951,602 shares of Remark Media, Inc. (“Issuer”) Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2015.

CUSIP NO. 40431N 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Blucora, Inc. 91-1718107
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 263,772
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 263,772
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 263,772
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.89%*
14.	Type of Reporting Person CO

*	Percentage calculated based on the 13,951,602 shares of Remark Media, Inc. (“Issuer”) Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2015.

This Amendment to Schedule 13D (as amended by Amendment No. 1 thereto, the “Schedule 13D”) is being filed jointly by InfoSpace LLC (“InfoSpace”) and Blucora, Inc. (“Blucora”). InfoSpace is a wholly-owned subsidiary of Blucora. As a result, Blucora may be deemed to beneficially own indirectly the shares of common stock, par value $0.001 (the “Common Stock”) of Remark Media, Inc., a Delaware corporation (the “Company”), beneficially owned by InfoSpace.

Item 2	Identity and Background

The name, business address, present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of Blucora and InfoSpace is set forth in Annex I attached hereto.

(d)-(e) Except as described below, during the past five years, neither Blucora nor InfoSpace, nor, to the best knowledge of Blucora or InfoSpace, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Blucora was a nominal defendant in a derivative action in the Superior Court of Washington, King County (the “Court”), brought against its directors and officers in December 2008. Pursuant to a settlement agreement entered into in September 2010, which was approved by the Court in November 2010 and became final in December 2010, Blucora agreed to undertake certain specified corporate governance reforms, including amendments to its insider trading policy, the charters of the Audit, Compensation and Nominating & Governance Committees of its Board of Directors and certain other governance policies. The settlement did not involve any admission of wrongdoing or liability, and there was no adjudication on the merits of the underlying claims, A more detailed description of the settlement agreement is set forth in Blucora’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2010.

Item 3	Source and Amount of Funds or Other Consideration

All information in Item 3 of the Schedule 13D remains the same.

Item 4	Purpose of Transaction

All information in Item 4 of the Schedule 13D remains the same.

Item 5	Interest in Securities of the Issuer

(a) and (b) InfoSpace beneficially owns 263,772 shares of Common Stock as of July 15, 2015. InfoSpace has shared voting and dispositive power over 263,772 shares of Common Stock as of July 15, 2015. Blucora may be deemed to have indirect beneficial ownership of 263,772 shares of Common Stock due to its ownership and control of InfoSpace. As a result of the Issuer’s consummation of a registered direct offering on March 31, 2015, the reporting persons ceased to be the beneficial owners of more than five percent of the Issuer’s outstanding shares of Common Stock, and at July 15, 2015, beneficially owned 1.89% of the Issuer’s outstanding shares of Common Stock based on the total number of shares reported outstanding in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2015.

(c) None of Blucora, InfoSpace or any of the persons listed on Annex I attached hereto have effected any transactions involving Common Stock within the 60 days prior to this filing, except that InfoSpace sold 384,892 shares between June 2, 2015 and July 15, 2015 at prices ranging from $4.03 to $4.55 in open market transactions.

(e) As a result of the Issuer’s consummation of a registered direct offering on March 31, 2015, the reporting persons ceased to be the beneficial owners of more than five percent of the Issuer’s outstanding shares of Common Stock.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2 - 5 is hereby incorporated by reference into this Item 6.

Item 7	Material to be Filed as Exhibits

All information in Item 7 of the Schedule 13D remains the same.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 20, 2015

InfoSpace, LLC

/s/ William J. Ruckelshaus
Name: William J. Ruckelshaus Title: Chief Executive Officer

Blucora, Inc.

/s/ William J. Ruckelshaus
Name: William J. Ruckelshaus Title: Chief Executive Officer

Annex I

The following tables set forth the name, business address and present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer of InfoSpace, LLC, which is managed by its sole member, Blucora, Inc.

Name	Business Address	Principal Occupation or Employment	Citizenship

William J. Ruckelshaus	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Chief Executive Officer	USA

Peter M. Mansour	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	President	USA

Eric M. Emans	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Chief Financial Officer and Treasurer	USA

The following tables set forth the name, business address and present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Blucora, Inc.

Name	Business Address	Principal Occupation or Employment	Citizenship

William J. Ruckelshaus	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	President, Chief Executive Officer, and Director	USA

Eric M. Emans	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Chief Financial Officer and Treasurer	USA

Peter M. Mansour	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	President, InfoSpace	USA

JoAnn Z. Kintzel	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	President, TaxACT	USA

Name	Business Address	Principal Occupation or Employment	Citizenship

Bernard W. Luthi	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	President, Monoprice	USA

Mark A. Finkelstein	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Chief Legal and Administrative Officer	USA

John Cunningham IV	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	General partner of Clear Fir Partners, L.P., a venture capital investment partnership	USA

David Chung	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Private investor	USA

Lance Dunn	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Retired	USA

Steven Hooper	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Founding Partner, Ignition Partners	USA

Elizabeth Huebner	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Retired	USA

Andrew Snyder	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	CEO of Cambridge Information Group, Inc.	USA

Christopher Walters	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004	Chief Executive Officer, Encompass Digital Media, Inc.	USA

Mary S. Zappone	Blucora, Inc. 10900 NE 8th Street, Suite 800 Bellevue, WA 98004		USA